Exhibit 99.1
Stock Exchange Announcement No. 11/2005
Copenhagen, Denmark
October 27, 2005
Olicom Reports Third Quarter 2005 Results
Olicom A/S (Other OTC: OLCMF) today announced a net loss for the third quarter of 2005 of 2.3 million Danish kroner (“DKK”), or US$0.4 million. The loss per share was DKK 0.13, or US$0.02 per share. The result for the first 3 quarters of the year is a loss of DKK 23.3 million, or US$3.8 million equivalent to a loss per share of DKK 1.35, or US$0.22. All amounts expressed in dollars are calculated at the September 30, 2005, rate of exchange between the US dollar and the Danish krone.
As of September 30, 2005, shareholders’ equity was DKK 195.1 million, or US$31.5 million corresponding to DKK 11.24 per share, or US$1.81 per share.
Effective 2004 Olicom also prepares consolidated financial statements in which Interactive Television Entertainment ApS (“ITE”) is consolidated. The consolidated financial statements show a loss for the half-year of DKK 36.9 million, or US$6.0 million and shareholders’ equity as of September 30, 2005, of DKK 147.9 million, or US$23.9 million. Olicom considers that the results of its venture investment activities are best reflected in the financial statements for Olicom A/S in which ITE and the other portfolio companies are included at market value.
During the quarter Olicom sold to IVS an additional share of the company jointly owned by IVS and Olicom to which the shareholdings in LH Comlog and Scalado have been transferred. The sale was at book value and Olicom received a cash payment of DKK 9 million, or US$1.5 million. For the purpose of funding a follow-up investment in Scalado IVS also subscribed new shares in the jointly held company for an amount of close to DKK 2 million, or US$0.3 million. Olicom’s ownership of the jointly held company is now 46.6 per cent.
During the third quarter the portfolio companies’ development matched expectations.
ITE completed the development of this year’s new Hugo-game, Agent Hugo, which is expected to be available in retail shops in the beginning of November. ITE also completed installation of a TV-system for broadcast of Hugo Shows in the Chinese province of Hubei. Broadcasting is expected to start on 1 November 2005.
Microsoft has approved Sifira’s Instant Messaging Client, which facilitates the use of Microsoft Messenger from mobile phones. This means that Sifira as one of only a few approved vendors can offer to provide this service to telecom service providers. The interest among such service providers in being able to offer this GPRS based service is expected to be strong.
In August Scalado completed a funding round of DKK 4 million, or US$0.6 million with the participation of all of the existing investors. The increasing sale of mega-pixel camera phones increases the demand for Scalado’s imaging technology, which is superior to competing technologies when handling very large images.
All of the other portfolio companies continued the mainly positive trend, which also characterized the development during the first half of the year.
For the full year Olicom still expects to report a loss in the order of DKK 25 million, or US$4.0 million assuming that it will not be necessary to write off portfolio investments and assuming that further significant write downs will not be made. Olicom is actively pursuing exit sales of certain portfolio companies, but does not include such sales in its expected result.
The Board of Directors and Management have today considered and approved the Interim Report for the period January 1 — September 30, 2005 for Olicom A/S.
The Interim Report, which has not been audited, has been drawn up in accordance with the provisions in IFRS and additional provisions for companies listed on the Copenhagen Stock Exchange. The accounting policies applied are considered as appropriate so that the Interim Report gives a true and fair view of Olicom A/S’ assets, liabilities and financial position as of September 30, 2005 and of the Group’s results for the period January 1 — September 30, 2005.
For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or
e-mail bri@olicom.com.
Attachments
Summary of Income Statement and Balance Sheet follow.
About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.
Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.
Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Attachments — Summary of Income Statement — Olicom A/S (Parent Company)

	Nine months			Three months
	Ended September 30,			Ended September 30,
	2004	2005	2005	2004	2005	2005
			Convenience			Convenience
			translation			translation
	DKK 1,000		USD 1,000	DKK 1,000		USD 1,000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Valuation adjustments, portfolio companies	(15,000)	(14,000)	$(2,259)	(9,000)	0	$0

Gross profit	(15,000)	(14,000)	(2,259)	(9,000)	0	0

Operating expenses
General and administrative	5,765	5,323	859	1,739	1,504	243
Restructuring charges	(38)	(263)	(42)	9	0	0
Total operating expenses	5,727	5,060	817	1,748	1,504	243

Income/(loss) from operations before interest and income taxes	(20,727)	(19,060)	(3,076)	(10,748)	(1,504)	(243)

Interest income and other, net	389	(4,230)	(682)	76	(777)	(125)

Income/(loss) before income taxes	(20,338)	(23,290)	(3,758)	(10,672)	(2,281)	(368)

Income taxes	0	0	0	0	0	0

Net income/(loss)	(20,338)	(23,290)	$(3,758)	(10,672)	(2,281)	$(368)

Earnings/(loss) per share, basic	(1.20)	(1.35)	$(0.22)	(0.63)	(0.13)	$(0.02)

Earnings/(loss) per share, diluted	(1.20)	(1.35)	$(0.22)	(0.63)	(0.13)	$(0.02)

Weighted average shares outstanding including common stock equivalents, basic	16,938	17,288	17,288	16,938	17,357	17,357

Weighted average shares outstanding including common stock equivalents, diluted	16,938	17,288	17,288	16,938	17,357	17,357
The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1970 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments — Summary of Balance Sheet — Olicom A/S (Parent Company)

	December 31,	September 30,	September 30,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000

Assets	(audited)	(unaudited)	(unaudited)

Investments, property and equipment, net	34	13	$2
Investments in portfolio companies	83,649	57,796	9,327
Investments in affiliated companies	22,372	22,372	3,610
Investments in associated companies	0	65	10
Outstanding amounts affiliated companies	20,000	42,000	6,778
Total fixed assets	126,055	122,246	19,727

Long-term assets	169	105	17

Accounts receivable	951	18	3
Outstanding amounts, affiliated companies	21,351	11,977	1,933
Outstanding amounts, portfolio companies	61,366	65,698	10,601
Prepaid expenses and other currents assets	932	810	131
Cash and cash equivalents	11,016	17,206	2,776
Total current assets	95,616	95,709	15,444

Total assets	221,840	218,060	$35,188

Liabilities and shareholders’ equity

Shareholders’ equity	215,197	195,133	31,488

Restructuring charges	464	493	80
Total provisions	464	493	80

Other liabilities	0	12,031	1,941
Total long-term liabilities	0	12,031	1,941

Accounts payable and accrued liabilities	6,179	10,403	1,679
Total current liabilities	6,179	10,403	1,679

Total liabilities	6,179	22,434	3,620

Total liabilities and shareholders’ equity	221,840	218,060	$35,188

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1970 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments — Statement of Equity (Parent Company) and Investments in Portfolio Companies

	Statement of Equity
	Common	Additional	Retained
	shares	paid-in capital	earnings	Total	Total
					Convenience
					translation
	DKK 1,000				USD 1,000

Balance at January 1, 2004	4,339	286	231,966	236,591	$38,178

Income brought forward		(286)	286	0	0
Net income (loss)			(21,394)	(21,394)	(3,452)

Balance at January 1, 2005	4,339	0	210,858	215,197	34,726

Sold treasury shares			3,226	3,226	520
Net income (loss)			(23,290)	(23,290)	(3,758)

Balance at September 30, 2005	4,339	0	190,794	195,133	31,488

Investments in Portfolio Companies as of September 30, 2005

	Owner’s share (Non-diluted)	Investment (DKK 1,000)
Danacell A/S	16.7%	1,229
Decuma AB	16.8%	14,300
Hymite A/S	8.7%	15,549
ITE ApS	100.0%	22,373
LH Comlog A/S	10.5%	6,250
Scalado AB	22.4%	18,716
Sifira A/S	57.2%	17,961
Tpack A/S	22.3%	12,505
Total investment		108,883
Valuation adjustments		(28,715)
Investments in portfolio companies		80,168

Attachments — Summary of Income Statement — The Group

	Nine months			Three months
	Ended September 30,			Ended September 30,
	2004	2005	2005	2004	2005	2005
			Convenience			Convenience
			translation			translation
	DKK 1,000		USD 1,000	DKK 1,000		USD 1,000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	20,802	14,312	$2,310	7,357	3,044	$491
Production costs	15,678	17,650	2,848	5,982	6,443	1,040

Valuation adjustments, portfolio companies	(15,000)	(14,000)	(2,259)	(9,000)	0	0

Gross result	(9,876)	(17,338)	(2,797)	(7,625)	(3,399)	(549)

Operating expenses
General and administrative	4,754	5,142	830	1,554	2,193	354
Sales and distribution	12,694	9,941	1,604	3,543	2,405	388
Restructuring charges	(38)	(263)	(43)	9	0	0
Total operating expenses	17,410	14,820	2,391	5,106	4,598	742

Income/(loss) from operations before interest and income taxes	(27,286)	(32,158)	(5,188)	(12,731)	(7,997)	(1,291)

Interest income and other, net	(113)	(4,738)	(765)	(108)	(1,032)	(167)

Income/(loss) before income taxes	(27,399)	(36,896)	(5,953)	(12,839)	(9,029)	(1,458)

Income taxes	0	0	0	0	0	0

Net income/(loss)	(27,399)	(36,896)	$(5,953)	(12,839)	(9,029)	$(1,458)

Earnings/(loss) per share, basic	(1.62)	(2.13)	$(0.34)	(0.76)	(0.52)	$(0.08)

Earnings/(loss) per share, diluted	(1.62)	(2.13)	$(0.34)	(0.76)	(0.52)	$(0.08)

Weighted average shares outstanding including common stock equivalents, basic	16,938	17,288	17,288	16,938	17,357	17,357

Weighted average shares outstanding including common stock equivalents, diluted	16,938	17,288	17,288	16,938	17,357	17,357
The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1970 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments — Summary of Balance Sheet — The Group

	December 31,	September 30,	September 30,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000

Assets	(audited)	(unaudited)	(unaudited)

Intangible fixed assets	45,042	41,824	$6,749
Investments, property and equipment, net	607	894	144
Investments in portfolio companies	83,649	57,796	9,327
Total fixed assets	129,298	100,514	16,220

Long-term assets	169	105	17

Inventory	398	56	9

Accounts receivable	5,984	2,451	396
Outstanding amounts, portfolio companies	61,366	65,698	10,601
Prepaid expenses and other currents assets	1,759	1,594	257
Cash and cash equivalents	11,184	17,314	2,794
Total current assets	80,293	87,057	14,048

Total assets	210,158	187,732	$30,294

Liabilities and shareholders’ equity

Shareholders’ equity	181,539	147,869	$23,861

Restructuring charges	464	493	80

Total provisions	464	493	80

Other liabilities	0	12,031	1,941
Total long-term liabilities	0	12,031	1,941

Credit bank	11,567	8,432	1,361
Accounts payable and accrued liabilities	16,588	18,907	3,051
Total current liabilities	28,155	27,339	4,412

Total liabilities	28,155	39,370	6,353

Total liabilities and shareholders’ equity	210,158	187,732	$30,294

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1970 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars